Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of November 30, 2008

The following interim financial information of CorpBanca as of November 30, 2008 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,811,481
Total assets	5,962,549

Current accounts and demand deposits	343,772
Time deposits and savings accounts	3,197,907
Borrowings from financial institutions	520,864
Debt issued	770,673

Equity	480,483

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	252,059
Provisions for loan losses	(50,216)
Operating expenses	(108,811)

Operating income	93,032
Income attributable to investments in other companies	419
Net loss from price-level restatement	(33,536)

Income before taxes	59,915
Income taxes	(8,866)
Net income for the period	51,049

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Angel Bay Espinosa	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer